JP Portsmouth Capital LLC

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/19/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JP PORTSMOUTH CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, Suite 86A
(No. and Street)

New York	NY	10007-0089
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Caroline Luster	865-216-3208	carrie.powell@jpportsmouth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Davie Baccei_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _JP Portsmouth Capital LLC_____, as of _December 31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Davie Baccei   Digitally signed by Davie Baccei
                                Date: 2026.03.11 18:08:39 -07'00'

Title:

Managing Director/Chief Compliance Officer

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of JP Portsmouth Capital LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of JP Portsmouth Capital LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 26, 2026

We have served as the Company's auditor since 2025.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, www.pwc.com/us

JP PORTSMOUTH CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	1,888,124
Accounts receivable		143,750
Prepaid expenses and other assets		11,155
TOTAL ASSETS	$	2,043,029

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	37,740
Due to related parties		67,815
TOTAL LIABILITIES		105,555
MEMBER'S EQUITY		1,937,474
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,043,029

See accompanying notes to financial statement.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

JP Portsmouth Capital LLC (the Company) was incorporated in the State of Delaware in March 2024. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on December 19, 2024 (the Effective Date) and is a registered broker-dealer.

The Company operates as a limited-purpose broker-dealer. Its business consists primarily of providing services in connection with privately negotiated securities transactions. These transactions include private placements of securities and certain privately negotiated block transactions involving publicly traded securities. In certain transactions involving registered, unrestricted securities, the Company refers execution to other broker-dealers. The Company does not act as an underwriter or market maker, does not carry customer accounts, and does not hold or maintain customer funds or securities.

The Company generates revenues primarily from transaction-based fees and consulting fees contingent upon the successful completion of securities and non-securities related transactions. The Company's clients consist primarily of high-net-worth individuals and institutional clients.

The Company's principal office is located in New York, New York.

The Company is a Delaware Limited Liability Company and is a wholly owned subsidiary of Jordan Park Holding Company (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations such as the Securities and Exchange Commission (SEC) and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement conform to accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2025, the Company did not hold any cash equivalents.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes, and accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Segment Reporting

In accordance with Accounting Standards Codification ("ASC") Topic 280, Segment Reporting, the Company has evaluated its organizational structure and determined that it operates in a single operating and reportable segment. The Company is engaged primarily in securities broker-dealer activities, primarily consulting services and transaction-based services in connection with privately negotiated securities transactions, including private placements and certain over-the-counter equity transactions.

The Company's Chief Operating Decision Maker ("CODM"), identified as the Managing Director, evaluates financial performance and allocates resources based on the Company's net income and regulatory capital position. The CODM reviews financial information on an entity-wide basis for purposes of assessing performance and managing capital adequacy, including compliance with net capital requirements (see Note 2). The Company's operations constitute a single reportable segment because the CODM manages the business as a whole and does not evaluate discrete financial information by product line, service type, or geographic area.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 12-1/2% of "Aggregate Indebtedness", as defined. At December 31, 2025, the Company's "Net Capital" was $1,782,569, which exceeded requirements by $1,769,375. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.0592 to 1 at December 31, 2025.

NOTE 3.   RELATED PARTY TRANSACTIONS

Expense Sharing Agreements

The Company is under common control with certain entities affiliated with Jordan Park Holding Company LLC. The Company may enter into expense sharing or service arrangements with affiliates in the ordinary course of business.

Prior to the execution of formal expense sharing agreements in March 2025, the Company allocated certain shared personnel compensation and benefits costs based on estimated usage.

JP PORTSMOUTH CAPITAL LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

NOTE 3.	RELATED PARTY TRANSACTIONS

Effective March 2025, the Company entered into expense sharing agreements with affiliates Jordan Park Group LLC ("JPG") and Jordan Park Trust Company LLC ("JPTC"), whereby these affiliates allocate certain shared expenses to the Company.

As of December 31, 2025, the Company owed $63,015 to JPG and $4,800 to JPTC, which are included in due to related parties in the accompanying statement of financial condition.

NOTE 4.	CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position.

NOTE 5.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2026, the date this financial statement was available to be issued and determined that no additional financial statement recognition or disclosure is necessary.